Mail Stop 4561
Via Fax (604) 257-3512

October 30, 2008

Darrin McCormack
Chief Financial Officer
Wordlogic Corporation
650 West Georgia Street, Suite 2400
Vancouver, BC, Canada V6B 4N7

   Re: **Wordlogic Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2007
      Filed on April 4, 2008
      Form 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008
      File No. 000-49649

Dear Mr. McCormack:

   We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 9(A)T. Controls and Procedures, Evaluation of Disclosure Controls
and Procedures, page 20

1. We note your statement that your chief executive officer and your chief financial officer have "concluded the [your] controls and procedures adequately ensure that

information required to be disclosed in [your] reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." It does not appear that your certifying officers have reached a conclusion as to whether or not your disclosure controls and procedures are *effective*. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. Similar revisions should be made to the Company's March 31, 2008 and June 30, 2008 Forms 10-Q. Please be advised that when you provide the definition of disclosure controls and procedures that you either: (1) provide the complete definition per Rule 13a-15(e) of the Exchange Act or (2) clearly indicate that the evaluation was made with respect to disclosure controls and procedures as defined in the rule.

2.   We also note your discussion of the various material weaknesses noted during your evaluation of the Company's internal controls over financial reporting. If the Company's conclusion is that its disclosure controls and procedures were effective as of the end of the period covered by the report, disclose in reasonable detail the basis for your officers' conclusions in light of the fact that material weaknesses existed with respect to, for example, (a) insufficient personnel with technical US GAAP knowledge, (b) lack of controls over the period-end reporting process, (c) lack of preventative and detective IT systems and you concluded that internal controls over financial reporting were not effective.

3.   We note your disclosures that management's evaluation did not identify any change in your internal control over financial reporting that occurred "during the fiscal year ended December 31, 2007" that has materially affected or is reasonably likely to materially affect the Company's internal control over financial reporting. Pursuant to Item 308T(b) of Regulation S-K, the Company should disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Please confirm that there were no such changes and revise your disclosures accordingly.

Report of Independent Registered Public Accounting Firm, page F-2

4.   We note that your audit report for fiscal 2007 was signed by an audit firm based in Vancouver, Canada. Please tell us whether the Company qualifies as a foreign private issuer. If not, then please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States.   Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of

Corporation Finance" on the Commission's website at:
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217.
Please tell (1) where the majority of your revenues are earned, (2) where the
majority of your assets are located, (4) where your management and accounting
records are located and (3) where the majority of the audit work is conducted. We
may have further comments.

Form 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008

Item 4. Controls and Procedures

5.   We note the following representations in the Company's Forms 10-Q with regards
        to your controls and procedures:

- "The evaluation did not identify any change in our internal control over
  financial reporting that occurred during the period ended March 31, 2008 [and
  June 30, 2008] that has materially affected or is reasonably likely to materially
  affect our internal control over such reporting."
- "Subsequent to the date of their evaluation, there were no changes in our
  internal controls over financial reporting or in other factors that could
  significantly affect these controls."
- "There were no significant deficiencies or material weaknesses in our internal
  controls so no corrective actions were taken."

Considering the numerous material weaknesses noted at December 31, 2007 and
your representations that the Company made no apparent changes to your internal
controls subsequent to December 31, 2007 to remediate these weaknesses, please
explain in detail how the Company was able to conclude that there were no
significant deficiencies or material weaknesses in your internal controls.
Alternatively, revise your disclosures to include the status of your remediation
efforts and disclose the changes in the Company's internal control over financial
reporting for each quarter that resulted from such efforts.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief